                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)



                           ELTRON INTERNATIONAL, INC.
                   -----------------------------------------
                               (Name of Issuer)




                           COMMON STOCK, no par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                  290392 10 0
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this Form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   290382 10 0            SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Donald K. Skinner
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    602,548 (1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   602,548(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          602,548(1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



(1) Includes 15,000 options to purchase common stock, but excludes 45,000 options which are not vested.

ITEM 1.

        (a) This schedule 13G relates to the Common Stock of Elton International, Inc., a California corporation (the "Issuer").

        (b) The address of the Issuer's principal executive office: 41 Moreland Road, Simi Valley, California 93065

ITEM 2.

        (a) This Amendment No. 3 to the Schedule 13G is filed by Donald K. Skinner.

        (b) The filing person's business address is 41 Moreland Road. Simi Valley, California 93065

        (c)   Donald K. Skinner is a United States citizen.

        (d) The class of securities to which this Schedule 13G relates is the Common Stock, no par value, of the Issuer.

        (e)   The CUSIP number of such securities is 290382 10 0.

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b)

        This statement is not filed pursuant to rule 13d-1(b) or 13d-2(b).

ITEM 4. OWNERSHIP

        (a) As of December 31, 1997, the filing person beneficially owned 602,548 shares, including 15,000 shares subject to options which are currently exercisable.

        (b)   Such ownership constituted 8.1% of the class.

        (c) As to such shares, the number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote is 602,548,

              (ii)  shared power to vote or to direct the vote is 0,

              (iii) sole power to dispose or to direct the disposition of is
                    602,548, and

              (iv) shares power to dispose or to direct the disposition of is 0.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED OTHER SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

                   Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10. CERTIFICATION

                   This Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1998

                                                /s/ DONALD K. SKINNER
                                               -----------------------------
                                                Donald K. Skinner


Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION:      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)